May 22, 2009

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: John Hartz

Re:	The Home Depot, Inc.
Form 10-K for the fiscal year ended February 1, 2009
Filed April 2, 2009
Definitive Proxy Statement on Schedule 14A filed on April 15, 2009
File No. 1-8207

Dear Mr. Hartz:

This letter responds to a telephone conversation with Tricia Armelin, Staff Accountant, on May 18, 2009, regarding the request from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) for supplemental information in connection with comment #2 in the Commission’s letter dated April 30, 2009 to The Home Depot, Inc. (the “Company”) setting forth comments on the Company’s Annual Report on Form 10-K for the fiscal year ended February 1, 2009 (the “Form 10-K”) and definitive proxy statement on Schedule 14A filed on April 15, 2009. Comment #2 has been reproduced below followed by the Company’s supplemental response.

Form 10-K for the fiscal year ended February 1, 2009

Critical Accounting Policies, page 23

Impairment of Long-Lived Assets, page 24

2.	With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your impairment policy. In this regard, please address the following items:

•	Clarify whether your asset group is at the individual store level.

•	Include a more specific discussion of how you identify when circumstances indicate store assets may not be recoverable. Please disclose how frequently you evaluate these circumstances.

•	Discuss how you establish cash flows and allocate expenses by asset group.

•	Discuss how you determine the fair value of your asset group.

Mr. John Hartz

May 22, 2009

•	Include a qualitative and quantitative description of the critical assumptions used in your impairment analysis and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	Discuss quantitative information regarding any significant known trends;

•	Discuss any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

Response: The Staff’s comment has been duly noted. In future filings, we will provide a more specific and comprehensive discussion of our impairment policy, taking into account the items listed in the Staff’s comment. An example of that disclosure is outlined below.

Impairment of Long-Lived Assets

We evaluate our long-lived assets each quarter for indicators of potential impairment. Indicators of impairment include current period losses combined with a history of losses, management’s decision to relocate or close a store or other location before the end of its previously estimated useful life, or when changes in other circumstances indicate the carrying amount of an asset may not be recoverable. The evaluation for long-lived assets is performed at the lowest level of identifiable cash flows, which is generally the individual store level.

The assets of a store with indicators of impairment are evaluated by comparing its undiscounted cash flows with its carrying value. The estimate of cash flows includes management’s assumptions of cash inflows and outflows directly resulting from the use of those assets in operations, including margin on net sales, payroll and related items, occupancy costs, insurance allocations and other costs to operate a store. If the carrying value is greater than the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying value and the estimated fair market value. Impairment losses are recorded as a component of SG&A in the accompanying Consolidated Statements of Earnings. When a leased location closes, we also recognize in SG&A the net present value of future lease obligations less estimated sublease income.

We make critical assumptions and estimates in completing impairment assessments of long-lived assets. Our cash flow projections look several years into the future and include assumptions on variables such as future sales and margin growth rates, economic conditions, market competition and inflation. A 10% decrease in the undiscounted cash flows for the stores with indicators of impairment would not have a material impact on our results of operations. Our estimates of fair market value are generally based on market appraisals of owned locations and estimates on the amount of potential sublease income and the time required to sublease for leased locations.

In fiscal 2008, we recorded $580 million of asset impairments and $252 million of lease obligation costs as part of our Rationalization Charges. See Note XX for more details on the Rationalization Charges. A 10% decrease in estimated sublease income and a 10% increase in the time required to sublease would not have a material impact on our results of operations. We also recorded impairments on the other closings and relocations in the ordinary course of business, which were not material to the Consolidated Financial Statements in fiscal 2009, 2008 and 2007.

Mr. John Hartz

May 22, 2009

Finally, there are no significant known trends currently impacting the overall analysis of impairment of long-lived assets. As trends emerge that have a material impact on the analysis, we will include them in future disclosures.

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If you have any questions or comments, or need additional information, please do not hesitate to contact me. I may be reached at (770) 384-5535 or by fax ((770) 384-5552) or e-mail (jack_vanwoerkom@homedepot.com).

Respectfully submitted,

/s/ Jack A. VanWoerkom
Jack A. VanWoerkom
Executive Vice President and General Counsel

cc:	Tricia Armelin
Chambre Malone
Andy Schoeffler
Carol B. Tomé